Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2009

Mr. Kevin W. Sharer
Chairman of the Board, Chief Executive Officer and President
Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA
91320-1799

**Re:    Amgen Inc.**
    **Form 10-K for the Year Ended December 31, 2008**
    **Filed February 27, 2009**
    **File No. 000-12477**

Dear Mr. Sharer:

We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director